                                              SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

In the Matter of
                                                    CERTIFICATE
AMEREN CORPORATION
                                                        OF
File No. 70-9133
                                                   NOTIFICATION
(Public Utility Holding Company
Act of 1935)

--------------------------------------------------------------------------------


         This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.

1)       Ameren common stock - New Issue:   None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased 298,143 shares under its dividend reinvestment plan, 123,950 shares under its Long Term Incentive Plan and 100,087 shares under its employee benefit plans.

3)       Guaranteed issued
         No performance guarantees.
         The following financial guarantees were issued during the 4th quarter of 2000.

Name of Parent Name of Subsidiary          Amount              Terms                 Purpose
-------------- ------------------          ------              -----                 -------

Ameren Corp.   Ameren Energy Marketing &   $10,000,000         through 12/31/01      Credit Support
               Ameren Energy Generating
Ameren Corp.   Ameren Energy Marketing     $  3,000,000        through 12/31/01      Credit Support
Ameren Corp.   Ameren Energy Marketing     $  3,000,000        through 12/31/01      Credit Support

         The following financial guarantees are void.

Name of Parent    Name of Subsidiary          Amount         Purpose

Ameren Corp.      Illinois Material Supply    $44,900,000    Credit Support


4) Short-term debt issued by Ameren during the 4th quarter of 2000:

A. Commercial paper issued through Chase Securities and/or Banc of America Securities during the quarter, ranging from $100.0 million to $476.6 million, at an average interest rate of 6.6%.

B. A series of overnight loans from Banca Nazionale del Lavoro during the quarter, ranging from $2.1 to $10.4 million, at interest rates ranging from 6.6% to 7.0%.

  Maximum indebtedness at any one time:  $483.4 million on October 24, 2000.


5)Financings consummated by any Utility Subsidiary not exempt under Rule 52:

  Union Electric Company:
  Commercial paper issued through Bank One Capital Markets, Goldman Sachs, and/or A. G. Edwards & Sons, ranging from a low of $19.1 million to a high of $19.1 million, at an average interest rate of 6.2%.


6)Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52:
  None.


7)Forms U-6B-2 filed with the Commission:
  Quarterly report filed.


8)Balance Sheets:
  The consolidated and stand-alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)Registration Statements:
  None.


                                                     SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility
Holding Company Act of 1935.


                                    Ameren Corporation



                                   By /S/ Steven R. Sullivan
                                      --------------------------------
                                       Steven R. Sullivan
                                   Vice President, General Counsel
                                          and Secretary

February 27, 2001

                                                                       Exhibit A
                                                                     Page 1 of 3

                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                  (Thousands of Dollars, Except Share Amounts)

                                                                    December 31,             December 31,
ASSETS                                                                    2000                     1999
------                                                                    ----                     ----
Property and plant, at original cost:
   Electric                                                             $12,684,366             $12,053,411
   Gas                                                                      509,746                 491,708
   Other                                                                     97,214                  92,696
                                                                  -----------------         ---------------
                                                                         13,291,326              12,637,815
   Less accumulated depreciation and amortization                         6,204,367               5,891,340
                                                                  -----------------         ---------------
                                                                          7,086,959               6,746,475
   Construction work in progress:
   Nuclear fuel in process                                                  117,789                  88,830
   Other                                                                    500,924                 329,880
                                                                                            ---------------
                                                                  -----------------
         Total property and plant, net                                    7,705,672               7,165,185
                                                                  -----------------         ---------------
Investments and other assets:
   Investments                                                               40,235                  66,476
   Nuclear decommissioning trust fund                                       190,625                 186,760
   Other                                                                     97,630                  80,737
                                                                  -----------------         ---------------
         Total investments and other assets                                 328,490                 333,973
                                                                  -----------------         ---------------
Current assets:
   Cash and cash equivalents                                                125,968                 194,882
   Accounts receivable - trade (less allowance for
   doubtful accounts of  $8,028 and $7,136 respectively)                    474,425                 370,441
   Other accounts and notes receivable                                       56,529                  20,668
   Materials and supplies, at average cost:
      Fossil fuel                                                           107,572                 123,143
      Other                                                                 119,478                 130,081
   Other                                                                     37,210                  39,791
                                                                  -----------------         ---------------
     Total current assets                                                   921,182                 879,006
                                                                  -----------------         ---------------
Regulatory assets:
   Deferred income taxes                                                    600,100                 622,520
   Other                                                                    158,986                 176,931
                                                                  -----------------         ---------------
         Total regulatory assets                                            759,086                 799,451
                                                                  -----------------         ---------------
Total Assets                                                             $9,714,430              $9,177,615
                                                                  =================         ===============

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares authorized -
     137,215,462 shares outstanding (Note 6)                                 $1,372                  $1,372
   Other paid-in capital, principally premium on
     common stock                                                         1,581,339               1,582,501
   Retained earnings (see accompanying statement)                         1,613,960               1,505,827
                                                                   -----------------         ---------------
         Total common stockholders' equity                                3,196,671               3,089,700
   Preferred stock not subject to mandatory redemption  (Note 6)            235,197                 235,197
   Long-term debt  (Note 8)                                               2,745,068               2,448,448
                                                                     ---------------       -----------------
         Total capitalization                                             6,176,936               5,773,345
                                                                   -----------------         ---------------
Minority interest in consolidated subsidiaries                                3,940                   4,010
Current liabilities:
   Current maturity of long-term debt (Note 8)                               44,444                  60,867
   Short-term debt                                                          203,260                 148,165
   Accounts and wages payable                                               462,924                 341,274
   Accumulated deferred income taxes                                         49,829                  70,719
   Taxes accrued                                                            124,706                 155,396
   Other                                                                    300,798                 300,747
                                                                   -----------------       -----------------
         Total current liabilities                                        1,185,961               1,077,168
                                                                   -----------------         ---------------
Commitments and contingencies (Notes 2, 12 and 13)
Accumulated deferred income taxes                                         1,540,536               1,493,634
Accumulated deferred investment tax credits                                 164,120                 170,834
Regulatory liability                                                        183,541                 188,404
Other deferred credits and liabilities                                      459,396                 470,220
                                                                   -----------------         ---------------
Total Capital and Liabilities                                            $9,714,430              $9,177,615
                                                                   =================         ===============

                                                                       Exhibit A
                                                                     Page 2 of 3



                                      CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                                   BALANCE SHEET
                                       (Thousands of Dollars, Except Shares)

                                                                          December 31,               December 31,
ASSETS                                                                       2000                    1999
------                                                                       ----                    ----
Property and plant, at original cost:
   Electric                                                              $1,195,418             $2,422,002
   Gas                                                                      273,573                267,909
                                                                   ------------------       ----------------
                                                                          1,468,991              2,689,911
   Less accumulated depreciation and amortization                           654,897              1,260,582
                                                                   ------------------       ----------------
                                                                            814,094              1,429,329
Construction work in progress                                                 6,558                 43,435
                                                                   ------------------       ----------------
         Total property and plant, net                                      820,652              1,472,764
                                                                   ------------------       ----------------

Investments and other assets:
   Intercompany notes receivable                                            511,701                   -
   Intercompany tax receivable                                              194,975                   -
   Other assets                                                              17,085                 17,722
                                                                   ------------------       ----------------
        Total investments and other assets                                  723,761                 17,722

Current assets:
   Cash and cash equivalents                                                 29,801                 12,536
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,777 and $1,828, respectively)                       160,996                124,587
   Other accounts and notes receivable                                       25,035                 20,875
   Intercompany notes receivable                                             39,925                   -
   Intercompany tax receivable                                               15,809                   -
   Materials and supplies, at average cost -
      Fossil fuel                                                            22,560                 47,291
      Other                                                                   9,821                 33,931
   Other                                                                      6,240                 10,387
                                                                   ------------------       ----------------
         Total current assets                                               310,187                249,607
                                                                   ------------------       ----------------
Regulatory assets:
   Deferred income taxes                                                         91                 21,520
   Other                                                                     12,450                 20,141
                                                                   ------------------       ----------------
         Total regulatory assets                                             12,541                 41,661
                                                                   ------------------       ----------------
TOTAL ASSETS                                                             $1,867,141             $1,781,754
                                                                   ==================       ================
CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                                         $120,033               $120,033
   Retained earnings                                                        417,154                414,345
                                                                   ------------------       ----------------
         Total common stockholder's equity                                  537,187                534,378
   Preferred stock not subject to mandatory redemption (Note 6)              80,000                 80,000
   Long-term debt (Note 8)                                                  463,174                493,625
                                                                   ------------------       ----------------
         Total capitalization                                             1,080,361              1,108,003
                                                                   ------------------       ----------------

Current liabilities:
   Current maturity of long-term debt (Note 8)                               30,000                 35,000
   Intercompany notes payable                                               223,320                132,900
   Accounts and wages payable                                               124,796                 82,800
   Accumulated deferred income taxes                                         19,639                 22,621
   Taxes accrued                                                             13,899                 32,145
   Other                                                                     33,448                 39,619
                                                                   ------------------       ----------------
         Total current liabilities                                          445,102                345,085
                                                                   ------------------       ----------------
Commitments and Contingencies (Notes 2 and 11)
Accumulated deferred income taxes                                           273,505                216,661
Accumulated deferred investment tax credits                                  12,965                 32,169
Regulatory liability                                                         34,898                 34,004
Other deferred credits and liabilities                                       20,310                 45,832
                                                                   ------------------       ----------------
TOTAL CAPITAL AND LIABILITIES                                            $1,867,141             $1,781,754
                                                                   ==================       ================






                                                                       Exhibit A
                                                                     Page 3 of 3



                                              UNION ELECTRIC COMPANY
                                                   BALANCE SHEET
                                       (Thousands of Dollars, Except Shares)

                                                                     December 31,            December 31,
ASSETS                                                                   2000                    1999
------                                                                   ----                    ----
Property and plant, at original cost:
   Electric                                                              $9,449,275             $9,210,122
   Gas                                                                      236,139                223,789
   Other                                                                     37,140                 37,156
                                                                   ------------------       ----------------
                                                                          9,722,554              9,471,067
   Less accumulated depreciation and amortization                         4,571,292              4,320,910
                                                                   ------------------       ----------------
                                                                          5,151,262              5,150,157
Construction work in progress:
   Nuclear fuel in process                                                  117,789                 88,830
   Other                                                                    111,527                 92,833
                                                                   ------------------       ----------------
         Total property and plant, net                                    5,380,578              5,331,820
                                                                   ------------------       ----------------
Investments and other assets:
   Nuclear decommissioning trust fund                                       190,625                186,760
   Other                                                                     65,811                 59,748
                                                                   ------------------       ----------------
         Total investments and other assets                                 256,436                246,508
                                                                   ------------------       ----------------
Current assets:
   Cash and cash equivalents                                                 19,960                117,308
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,251and $5,308, respectively)                        277,947                229,612
   Other accounts and notes receivable                                       28,216                 19,803
   Intercompany notes receivable                                            255,570                165,700
   Materials and supplies, at average cost -
      Fossil fuel                                                            52,155                 65,292
      Other                                                                  82,161                 90,921
   Other                                                                     16,757                 19,205
                                                                   ------------------       ----------------
         Total current assets                                               732,766                707,841
                                                                   ------------------       ----------------
Regulatory assets:
   Deferred income taxes                                                    599,973                600,604
   Other                                                                    146,373                156,789
                                                                   ------------------       ----------------
         Total regulatory assets                                            746,346                757,393
                                                                   ------------------       ----------------
TOTAL ASSETS                                                             $7,116,126             $7,043,562
                                                                   ==================       ================

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                                       $ 510,619              $ 510,619
   Other paid-in capital, principally premium on
     common stock                                                           701,896                701,896
   Retained earnings                                                      1,289,062              1,221,167
                                                                   ------------------       ----------------
         Total common stockholder's equity                                2,501,577              2,433,682
   Preferred stock not subject to mandatory redemption (Note 7)             155,197                155,197
   Long-term debt (Note 9)                                                1,760,439              1,882,601
                                                                   ------------------       ----------------
         Total capitalization                                             4,417,213              4,471,480
                                                                   ------------------       ----------------
Current liabilities:
Current maturity of long-term debt (Note 9)                                    -                    11,423
   Accounts and wages payable                                               362,586                234,845
   Accumulated deferred income taxes                                         30,325                 48,139
   Taxes accrued                                                             86,125                119,699
   Other                                                                    196,127                208,373
                                                                   ------------------       ----------------
         Total current liabilities                                          675,163                622,479
                                                                   ------------------       ----------------
Commitments and contingencies (Notes 2, 12 and 13)
Accumulated deferred income taxes                                         1,315,109              1,248,721
Accumulated deferred investment tax credits                                 132,922                138,665
Regulatory liability                                                        148,643                154,399
Other deferred credits and liabilities                                      427,076                407,818
                                                                   ------------------       ----------------
TOTAL CAPITAL AND LIABILITIES                                            $7,116,126             $7,043,562
                                                                   ==================       ================
